05037816

RECD S.E.C.
FEB 28 2005
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACA ParTnerS Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3409 Executive Center Drive, Suite 205
(No. and Street)

Austin (City) Texas (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wilson (281) 770-9270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) Texas (State) 77339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA Partners Securities, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KRISTI BOMAR
MY COMMISSION EXPIRES
October 3, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x(o) Statement of Cash Flows

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x(p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

ACA PARTNERS SECURITIES, LP

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

To the Partners of
ACA Partners Securities, LP

I have audited the accompanying statement of financial condition of ACA Partners Securities, LP as of December 31, 2004 and the related statement of income, changes in Partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA Partners Securities, LP as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 7, 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 22, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

ACA PARTNERS SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:		
Checking account	$	6,085
Total current assets		6,085
Deposits and other assets		580
Total assets	$	6,665

LIABILITIES AND PARTNERS' EQUITY

Liabilities	$	-
Partners' equity		6,665
Total partners' equity		6,665
Total liabilities and partners' equity	$	6,665

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Other regular income	$	95
Total revenue		95
Expenses		
Automobile expense		68
Licenses and permits		161
Management fees		2,400
NASD fees		1,300
Office supplies		150
Professional fees		1,682
Total expenses		5,761
Net income (loss)	$	(5,666)

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$	8,331
Add capital contributions		4,000
Net income (loss) for the year		(5,666)
Balance at December 31, 2004	$	6,665

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	(5,666)
Adjustments to reconcile net income to net cash used for operating activities:		
Decrease (increase) in deposits and other assets		-
Net cash provided (used) in operating activities		(5,666)
Cash flows from financing activates:		
Proceeds from additional paid in capital		4,000
Net cash provided (used) in financing activities		4,000
Net increase (decrease) in cash		(1,666)
Cash at beginning of year		7,751
Cash at end of year	$	6,085

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

A. Summary Of Significant Accounting Policies

Nature of Business

ACA Partners Securities, LP (the "Company") is a Texas partnership and is a registered broker-dealer maintaining its only office in Austin, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2004. There were no cash equivalents at December 31, 2004.

Federal Income Taxes

The Company is a Limited Partnership (LP) for federal and state income tax purposes. Accordingly, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its partners.

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $6,085, which exceeded the required minimum capital by $1,085, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

ACA PARTNERS SECURITIES, LP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2004

Total equity from statement of financial condition	$	6,665
Less non-allowable assets:		
Deposits		580
Net Capital	$	6,085

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)		-
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	1,085
Excess net capital at 1000%	$	6,085

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	-
Ratio of aggregate indebtedness to net capital	N/A
Percentage aggregate indebtedness to net capital	-

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

To the Partners of
ACA Partnership Securities, LP

In planning and performing my audit of the financial statements and supplemental schedules of ACA Partnership Securities, LP. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718